UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              NewMil Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    651633109
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 26, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                              PAGE 1 OF 10 PAGES

                                  SCHEDULE 13D


CUSIP NO. 651633109                                           Page 2 of 10 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      132,500
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          132,500

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.5%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 651633109                                           Page 3 of 10 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        132,500
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          132,500

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.5%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 651633109                                           Page 4 of 10 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        132,500
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          132,500

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.5%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 651633109                                           Page 5 of 10 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      132,500
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          132,500

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D


CUSIP NO. 651633109                                           Page 6 of 10 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      132,500
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          132,500

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.5%

14        TYPE OF REPORTING PERSON

          CO

CUSIP No.   651633109

Item 1.  Security and Issuer.

         The undersigned hereby amends the statement on Schedule 13D, dated November 5, 1997, and amended by Amendment No. 1, dated July 30, 1998, relating to the Common Stock (the "Common Stock"), par value $.50 per share of NewMil Bancorp, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 19 Main Street, P.O. Box 600, New Milford, Connecticut 06776. The 132,500 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares were purchased with the personal funds of the Partnership in the amount of $801,160.

Item 5.  Interest in Securities of the Issuer.

(a) This statement on Schedule 13D relates to the Shares beneficially owned by the Reporting Persons, which constitute approximately 3.5% of the issued and outstanding shares of the Company.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to the Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Shares.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices

                                                              PAGE 7 OF 10 PAGES
         set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.

(d)      Not applicable.

(e)      Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit B     Transactions in Common Stock Within Past 60 Days

                                                              PAGE 8 OF 10 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1999

                                            J.J. CRAMER & CO.

                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President

                                            /s/ James J. Cramer
                                            ------------------------------------
                                            James J. Cramer

                                            /s/ Karen L. Cramer
                                            ------------------------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.

                                            By: CRAMER CAPITAL CORPORATION
                                                its general partner

                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                            CRAMER CAPITAL CORPORATION

                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President

                                                              PAGE 9 OF 10 PAGES

                                    EXHIBIT B

                   Transactions in Common Stock of The Company


                       No. of Shares
Trade Dates           Purchased/Sold        Price Per Share            Type
-----------           --------------        ---------------            ----
6/18/99                   10,000                 11.00                   S
7/2/99                    15,000                 11.00                   S
7/6/99                    35,000                 11.00                   S
7/9/99                     3,000                 11.25                   S
7/13/99                    2,000                 11.5                    S
7/15/99                    2,500                 11.25                   S
7/26/99                   50,000                 10.8125                 S
8/2/99                    75,000                 10.625                  S

                                                             PAGE 10 OF 10 PAGES